UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8 (a) OF THE
                         INVESTMENT COMPANY ACT OF 1940



                  The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

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Name:

                                    RMR Opportunity Fund

Address of Principal Business Office (No. & Street, City, State Zip Code):

                                    400 Centre Street
                                    Newton, Massachusetts 02458

Telephone Number (including area code):

                                    (617) 332-9530

Name and address of agent for service of process:

                                    Thomas M. O'Brien, President
                                    400 Centre Street
                                    Newton, Massachusetts 02458

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8 (b) of the Investment Company Act of 1940, as amended, concurrently with the filing of form N-8A:

                                    YES   X          NO   __
                                          -


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                                   SIGNATURES



         Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Newton, Commonwealth of Massachusetts on the 17th day of January, 2006.



                                                      RMR Opportunity Fund
                                                      (Name of Registrant)



                                                      By  /s/ Thomas M. O'Brien
                                                              Thomas M. O'Brien
                                                              President


Attest:  /s/ Jennifer B. Clark
         Jennifer B. Clark
         Secretary





         The name RMR Opportunity Fund is the designation of the Trustees under the Agreement and Declaration of Trust, dated January 11, 2006, as may be amended from time to time. The Agreement and Declaration of Trust has been filed with the Commonwealth of Massachusetts. The obligations of the Fund are not personally binding upon, nor shall resort be had to, the private property of any of the Trustees, shareholders, officers, employees or agents of the Fund, but only the Fund's property shall be bound.